Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $500 Million Public Note Offering

CALGARY, Alberta--(BUSINESS WIRE)--June 22, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced offering of $500 million of senior unsecured medium-term notes (the "Offering"). The Offering was conducted in three tranches consisting of $300 million principal amount of senior unsecured medium-term notes, series 19 (the "Series 19 Notes") having a fixed coupon of 5.72% per annum, paid semi-annually, and maturing on June 22, 2026; $100 million principal amount issued through a re-opening of the Company's senior unsecured medium-term notes, series 5 (the "Series 5 Notes") having a fixed coupon of 3.54% per annum, paid semi-annually, and maturing on February 3, 2025; and $100 million principal amount issued through a re-opening of the Company's senior unsecured medium-term notes, series 6 (the "Series 6 Notes") having a fixed coupon of 4.24% per annum, paid semi-annually, and maturing on June 15, 2027. The gross proceeds of the Offering were approximately $493 million.

The net proceeds of the Offering are anticipated to be used to repay indebtedness of the Company under its unsecured $1.5 billion revolving credit facility, as well as for general corporate purposes.

The Series 19 Notes and the re-opened Series 5 Notes and Series 6 Notes were offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated November 29, 2021, as supplemented by related pricing supplements dated June 20, 2023.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the Offering, including the anticipated use of the net proceeds of the Offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2022 (the "Annual MD&A"), which were each filed on SEDAR on February 23, 2023, in Pembina's Management's Discussion and Analysis for the three months ended March 31, 2023 (the "Interim MD&A"), which was filed on SEDAR on May 4, 2023, and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; nonperformance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. In addition, the closing of the Offering may not be completed, or may be delayed, if the conditions to the closing of the Offering are not satisfied on the anticipated timeline or at all. Accordingly, there is a risk that the Offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the Offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose and there can be no guarantee as to how or when such proceeds may be used.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Contacts

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com